Hugh L. Hooker
Chief Compliance Officer, Corporate Secretary,
Associate General Counsel

Petro-Canada
37th Floor, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3E3
Telephone (403) 296-7778
Facsimile (403) 296-4910
E-mail: hhooker@petro-canada.ca

July 27th, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549 - 7010

Attention:	Mr. Karl Hiller, Branch Chief
Division of Corporation Finance

Dear Sir:

Re Petro-Canada
Form 40-F for the Fiscal Year Ended December 31, 2006
Filed March 29, 2007
Your file number 001-13922

This is to confirm receipt of the follow-up letter of July 3rd, 2007 from Mr. Karl Hiller, Branch Chief, to Harry Roberts, Executive Vice President and Chief Financial Officer, Petro-Canada, seeking further clarification following Petro-Canada’s letter dated June 14th, 2007.

We are responding to questions raised in your latest letter and for ease of reference we have restated your questions from that letter.

SEC Questions

Form 40-F for the Fiscal Year Ended December 31, 2006

General

We note your comment that the June 14th, 2007 letter should have been filed on EDGAR, and we confirm that this was done immediately upon receipt of your letter. We apologize for the oversight. This letter, along with all further correspondence during this review, will also be filed on EDGAR.

Description of Business, page 8

Reserves, page 41

SEC Comment #1:

We note that you have not complied with prior comment 1, in which we had asked you to disclose the extent to which your reserve replacement figures are based on discoveries, extensions and improved recovery, as opposed to revisions of prior estimates, and sales and purchases of in-place proved reserves. We do not find your distinction between gross and net additions to be sufficiently meaningful. The schedule submitted with your response is not legible. We reissue prior comment 1.

Petro-Canada Response

As discussed in our June 14th letter, Petro-Canada (or “the Company”) believes that the reserve replacement indicator should include all reserve categories as this more accurately reflects the Company’s overall performance over time. The Company’s replacement figures were therefore calculated using all categories mentioned in your comment, specifically: Revisions of previous estimates, Improved recovery, Purchases of minerals in place, Extensions and discoveries, Production, and Sales of Minerals in place.

On a go forward basis, Petro-Canada would propose the following paragraph in its future Reserves Replacement discussion:

“Reserves Replacement

Petro-Canada’s reserves objective is to fully replace proved reserves over a five-year period. In 2007, the Company replaced x% (before royalties) and x% (after royalties) of its production on a proved reserves basis, compared with 134% (before royalties) and 168% (after royalties) in 2006. The Company’s five year proved replacement ratio was x% (before royalties) and x% (after royalties) at year-end 2007.

The reserves replacement ratio is calculated by dividing the proved reserve additions in the year, which includes revisions of previous estimates, improved recovery, purchases of minerals in place, extensions and discoveries, production, and sales of minerals in place, as the numerator, by the sales volume for the same year as the denominator (please see page xx for the details of the reserves associated with each category). The reserves replacement ratio is a general indicator of the Company’s reserves growth. It is only one of a number of metrics that can be used to analyze a company’s upstream business. These reserve replacement ratios include both oil and gas activities as well as the oil sands mining activity.

There is no assurance Petro-Canada will successfully replace reserves that are produced in any given year.”

Our disclosure in the reserves tables in Form 40-F already show the size of each element contributing to the changes in reserves and the reserves replacement ratio. We believe that the total effect of these changes is the key information element. However, if interested people wish to drill down to a level of greater detail, we provide the information to allow that. We have included, for your information only, tables in Attachment 1 that reconcile the reserve replacement ratio with the reserve tables in Form 40-F. (We would suggest these tables be printed on 8 ½ X 14” paper for ease of reference.) These tables also indicate the percent of the reserve replacement ratio associated with revisions of previous estimates, sales, purchases, and discoveries, extensions and improved recovery. Although we have provided this detailed information at your request, we believe that it is at a level of detail beyond that used by most people interested in our disclosure.

Exhibit 99.1 Financial Statements

Note 27 - Generally Accepted Accounting Principles in the United States, page 30

Interest Capitalization, page 31

SEC Comment #3:

We have read the disclosure you have proposed in response to prior comment 3, regarding your policy for capitalizing interest costs. Please include details sufficient to understand how your U.S. GAAP policy compares to the requirements of SFAS 34. Please also identify the specific Canadian GAAP literature aligned with your debt-to-equity ratio approach. We reissue prior comment 3.

Petro-Canada Response

In preparing future descriptions of our GAAP difference, we will expand our disclosure to read:

“United States GAAP requires that interest be capitalized as part of the cost of certain assets while they are being prepared for their intended use. The Company capitalizes interest attributable to the construction of major new facilities under both Canadian and United States GAAP, but uses different capitalization methodologies under each. Under both Canadian and United States GAAP, the Company capitalizes interest until the facilities are substantially complete using the weighted-average interest rate on all borrowings. Under both Canadian and United States GAAP, capitalized interest cannot exceed the actual interest incurred. For Canadian GAAP, the Company capitalizes interest using the Company’s average corporate debt to equity ratio whereas under United States GAAP the Company must use all debt.”

While Canadian GAAP permits entities to capitalize interest on property, plant and equipment that is constructed or developed over time (see Canadian Institute of Chartered Accountants Handbook Section 3061 paragraph 23), it does not prescribe a methodology for calculating the amount of interest to capitalize. Canadian issuers are allowed to exercise judgment in choosing an appropriate methodology. As such, Petro-Canada has chosen to capitalize interest using our corporate debt to equity ratio.

Exhibit 99.2 Management’s Discussion and Analysis

Liquidity and Capital Resources, page 12

SEC Comment #4

We note your response to prior comment 4, concerning your non-GAAP measures labeled as “cash flow” and “cash flow from continuing operations”. We understand that you propose to re-label the measures presently identified as “cash flow” with the alternate label of “cash flow before changes in non-cash working capital”. However, this does not convey the point that changes to the working capital accounts which result from cash transactions are not reflected in your measure (e.g. collecting receivables, paying liabilities); while reflecting in your measure non-cash events, such as sales that have not been collected, and expenses that have not been paid. Further, you have not explained how you would remedy the problem with your labeling of the other non-GAAP measure, currently identified as “cash flow from continuing operations” on page 12. We reissue prior comment 4.

Petro-Canada Response

In future filings, we will not use the non-GAAP measures labeled as “cash flow” or “cash flow from continuing operations” in our Management’s Discussion and Analysis. We will use the GAAP measures “cash flow from operating activities”, “cash flow from continuing operating activities”, and “cash flow from discontinued operating activities”, each of which include changes in non-cash working capital items.

If after having reviewed our responses you have any further comments or questions, please call me.

Petro-Canada confirms that:

Petro-Canada is responsible for the adequacy and accuracy of the disclosures in its filing;

SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to our filing; and

Petro-Canada may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Yours truly,

/s/ Hugh L. Hooker
Hugh L. Hooker

cc: EFH Roberts, Petro-Canada

Attachment 1

Reserve Replacement Ratio Reconciliation to Reserve Tables in Form 40-F

Upstream
The following tables show, for the years indicated, Petro-Canada's estimates of proved reserves before royalties:  Table 1- Oil and Gas Activities; Table 2 - Oil Sands Mining; Table 3 - Total of Oil and Gas Activities and Oil Sands Mining

Proved Developed and Undeveloped Rserves Before Royalties 1
(Crude oil and NGL in MMbbls; natural gas in Bcf)                                                                                     (Page 44 Form 40-F)
	TABLE 1 Oil and Gas Activities																	TABLE 2[4] Oil Sands Mining	TABLE 3 Total Oil and Gas Activities and Oil Sands Mining

	International							North America
								North American Natural Gas
	Northwest Europe		North Africa/Near East[2]		Northern Latin America	Subtotal		Western Canada		U.S. Rockies		East Coast Oil	Oil Sands	Subtotal		Total		Syncrude Mining Operation	Total
	Crude oil and NGL	Natural gas	Crude oil and NGL	Natural gas	Natural gas	Crude oil and NGL	Natural gas	Crude oil and NGL	Natural gas	Crude oil and NGL	Natural gas	Crude oil	Bitumen	Crude oil, NGL and bitumen	Natural gas	Crude oil, NGL and bitumen	Natural gas	Synthetic crude oil	Crude oil and equivalents	Total MMboe	Reserve Replacement	Percent of Total Additions

Beginning of year 2005	148	131	210	39	265	358	435	38	1,950	6	88	68	-	112	2,038	470	2,473	331	801	1,213

Revisions of previous estimates	2	4	29	(14)	-	31	(10)	5	(36)	2	22	68	8	83	(14)	114	(24)	20	134	130		75%
Sale of reserves in place	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Purchase of reserves in place	5	4	-	-	-	5	4	-	-	-	-	-	-	-	-	5	4	-	5	6		3%
Discoveries, extensions and improved recovery	-	-	3	-	-	3	-	4	44	-	-	23	-	27	44	30	44	-	30	37		22%
Production	(12)	(24)	(42)	(9)	(26)	(54)	(59)	(5)	(229)	(1)	(14)	(27)	(8)	(41)	(243)	(95)	(302)	(9)	(104)	(154)
End of year 2005	143	115	200	16	239	343	370	42	1,729	7	96	132	-	181	1,825	524	2,195	342	866	1,232	111%	100%

Revisions of previous estimates	13	(6)	(2)	-	(1)	11	(7)	1	(47)	2	64	18	165	186	17	197	10	14	211	213		126%
Sale of reserves in place	-	(2)	(46)	(15)	-	(46)	(17)	-	(1)	-	-	-	-	-	(1)	(46)	(18)	-	(46)	(49)		-29%
Purchase of reserves in place	-	-	-	-	-	-	-	-	1	-	-	-	-	-	1	-	1	-	-	0		0%
Discoveries, extensions and improved recovery	-	-	-	-	-	-	-	-	27	-	-	-	-	-	27	-	27	-	-	5		3%
Production	(12)	(23)	(18)	-	(23)	(30)	(46)	(4)	(209)	(1)	(15)	(27)	(8)	(40)	(224)	(70)	(270)	(11)	(81)	(126)
End of year 2006	144	84	134	1	215	278	300	39	1,500	8	145	123	157	327	1,645	605	1,945	345	950	1,274	134%	100%

Additions for previous 5 yrs
(2002 - 2006)
Revisions of previous estimates	44	32	97	(22)	(34)	141	(24)	8	(110)	4	86	199	151	362	(24)	503	(48)	85	588	580		48%
Sale of reserves in place		(7)	(52)	(15)		(52)	(22)	(8)	(32)					(8)	(32)	(60)	(54)		(60)	(69)		-6%
Purchase of reserves in place	153	166	269	78	346	422	590		35	6	109			6	144	428	734		428	550		45%
Discoveries, extensions and improved recovery	10	22	3		6	13	28	12	578			23		35	578	48	606		48	149		12%
Production	(63)	(129)	(194)	(40)	(93)	(257)	(262)	(27)	(1,199)	(2)	(36)	(141)	(27)	(197)	(1,235)	(454)	(1,497)	(50)	(504)	(754)	160%	100%

“The reserve replacement ratio is calculated by dividing the proved reserve additions, which includes Revisions of previous estimates, Improved recovery, Purchases of mineral in place, Extensions and discoveries, Production, Sales of minerals in place, as the numerator, by the sales volume for the year as the denominator.”

Upstream
The following tables show, for the years indicated, Petro-Canada's estimates of proved reserves after royalties:  Table 1- Oil and Gas Activities; Table 2 - Oil Sands Mining; Table 3 - Total of Oil and Gas Activities and Oil Sands Mining

Proved Developed and Undeveloped Reserves After Royalties 1
(Crude oil and NGL in MMbbls; natural gas in Bcf)                                                                                     (Page 45 Form 40-F)

	TABLE 1 Oil and Gas Activities																	TABLE 2[3] Oil Sands Mining	TABLE 3 Total Oil and Gas Activities and Oil Sands Mining
	International							North America
								North American Natural Gas
	Northwest Europe		North Africa/Near East[2]		Northern Latin America	Subtotal		Western Canada		U.S. Rockies		East Coast Oil	Oil Sands	Subtotal		Total		Syncrude Mining Operation	Total
	Crude oil and NGL	Natural gas	Crude oil and NGL	Natural gas	Natural gas	Crude oil and NGL	Natural gas	Crude oil and NGL	Natural gas	Crude oil and NGL	Natural gas	Crude oil	Bitumen	Crude oil, NGL and bitumen	Natural gas	Crude oil, NGL and bitumen	Natural gas	Synthetic crude oil	Crude oil and equivalents	Total Mmboe	Reserve Replacement	Percent of Total Additions

Beginning of year 2005	148	131	144	13	225	292	369	30	1,508	4	73	61	-	95	1,581	387	1,950	287	674	999

Revisions of previous estimates	1	5	28	(6)	(1)	29	(2)	5	(28)	7	18	57	8	77	(10)	106	(12)	9	115	113		76%
Sale of reserves in place	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Purchase of reserves in place	5	3	-	-	-	5	3	-	-	-	-	-	-	-	-	5	3	-	5	6		4%
Discoveries, extensions and improved recovery	-	-	2	-	-	2	-	3	34	-	-	20	-	23	34	25	34	-	25	31
Production	(12)	(24)	(22)	(2)	(21)	(34)	(47)	(4)	(175)	(6)	(12)	(25)	(8)	(43)	(187)	(77)	(234)	(9)	(86)	(125)
End of year 2005	142	115	152	5	203	294	323	34	1,339	5	79	113	-	152	1,418	446	1,741	287	733	1,023	119%	100%
Revisions of previous estimates	13	(6)	28	10	(2)	41	2	1	(43)	2	55	10	159	172	12	213	14	12	225	227		122%
Sale of reserves in place	-	(2)	(42)	(15)	-	(42)	(17)	-	(1)	-	-	-	-	-	(1)	(42)	(18)	-	(42)	(45)		-24%
Purchase of reserves in place	-	-	-	-	-	-	-	-	1	-	-	-	-	-	1	-	1	-	-	0		0%
Discoveries, extensions and improved recovery																	34			-
	-	-	-	-	-	-	-	-	21	-	-	-	-	-	21	-	21	-	-	4		2%
Production	(12)	(23)	(16)	-	(12)	(28)	(35)	(3)	(166)	(1)	(12)	(25)	(8)	(37)	(178)	(65)	(213)	(10)	(75)	(111)
End of year 2006	143	84	122	-	189	265	273	32	1,151	6	122	98	151	287	1,273	552	1,546	289	841	1,099	168%	100%

Additions for previous 5 yrs
(2002 - 2006)
Revisions of previous estimates	44	33	97	4	(29)	141	8	8	(109)	9	62	172	146	335	(47)	476	(39)	65	541	535		52%
Sale of reserves in place		(7)	(45)	(15)		(45)	(22)	(7)	(25)					(7)	(25)	(52)	(47)		(52)	(60)		-6%
Purchase of reserves in place	152	165	170	19	292	322	476		27	4	90			4	117	326	593		326	425		42%
Discoveries, extensions and improved recovery	10	22	2		5	12	27	10	445			20		30	445	42	472		42	121		12%
Production	(63)	(129)	(109)	(8)	(79)	(172)	(216)	(21)	(923)	(7)	(30)	(134)	(27)	(189)	(953)	(361)	(1,169)	(48)	(409)	(604)	169%	100%

“The reserve replacement ratio is calculated by dividing the proved reserve additions, which includes Revisions of previous estimates, Improved recovery, Purchases of mineral in place, Extensions and discoveries, Production, Sales of minerals in place, as the numerator, by the sales volume for the year as the denominator.